Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Augusta Resource Corporation’s Stock Option Plan, amended and restated as of June 11, 2009 and the Restricted Share Unit and Restricted Share Plan for designated participants of Augusta Resource Corporation and its affiliates adopted June 11, 2009 of our reports dated March 29, 2011 with respect to the consolidated financial statements of Augusta Resource Corporation and the effectiveness of internal control over financial reporting of Augusta Resource Corporation incorporated by reference in this amended Annual Report on Form 40-F/A (amendment No. 1) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Chartered Accountants
Vancouver, Canada
May 16, 2011